UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MEDIA GENERAL INC.

 (Name of Issuer)

Voting Common Stock, no par value

(Title of Class of Securities)

58441K100

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-610-9177

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 7, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 18,878,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 18,878,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,878,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 18,878,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 18,878,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,878,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Standard General Communications LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF, WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 15,128,683 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,128,683 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,128,683 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions [ ]
13	Percent of Class Represented by Amount in Row (11) 11.8%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 18,878,209 shares of Voting Common Stock
9 Sole Dispositive Power 0
10 Shared Dispositive Power 18,878,209 shares of Voting Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,878,209 shares of Voting Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 14.8%
14	Type of Reporting Person (See Instructions) IN, HC

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to shares of Voting Common Stock, no par value (the “Voting Common Stock”), of Media General, Inc., a Virginia corporation formerly known as Mercury New Holdco, Inc. (the “Issuer”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) which was originally filed on November 22, 2013 in respect of the shares of Voting Common Stock, no par value, of a predecessor to the Issuer, which Original Schedule 13D was amended by Amendment No. 1 filed on March 25, 2014, Amendment No. 2 filed on December 31, 2014, and Amendment No. 3 filed on April 2, 2015 (the Original Schedule 13D, as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to amend and supplement Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction
The response set forth in Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On September 7, 2015, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Montage New Holdco, Inc., a Virginia corporation and a direct, wholly owned subsidiary of the Issuer (“New Holdco”), Montage Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 1”), Montage Merger Sub 2, Inc., an Iowa corporation and a direct, wholly owned subsidiary of New Holdco (“Merger Sub 2”) and Meredith Corporation, an Iowa corporation (“Meredith”). Pursuant to the terms and subject to the conditions set forth in the Merger Agreement,  (i) Merger Sub 1 will merge with and into the Issuer (the “Media General Merger”), with the Issuer surviving the Media General Merger as a direct, wholly owned subsidiary of New Holdco, and immediately following the effective time of the Media General Merger (ii) Merger Sub 2 will merge with and into Meredith (the “Meredith Merger” and, together with the Media General Merger, the “Mergers”), with Meredith surviving the Meredith Merger as a direct, wholly owned subsidiary of New Holdco.  The completion of the Mergers is subject to certain conditions, including, among others: (i) the receipt of approval from the Federal Communications Commission and the expiration or early termination of the waiting period applicable to the Mergers under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the absence of certain legal impediments to the consummation of the Mergers, (iii) the adoption of the agreement by the shareholders of Meredith, (iv) the approval by the shareholders of the Issuer of certain actions in connection with the Mergers and (v) the receipt of certain customary third party consents.

Pursuant to the terms of the Merger Agreement, following the consummation of the Mergers, New Holdco will have a board of directors consisting initially of twelve directors, four of whom will be designated by Meredith and eight of whom will be designated by the Issuer.  Mr. Soohyung Kim, Chief Executive Officer and Chief Investment Officer of Standard General L.P., is currently a director of the Issuer.

Also on September 7, 2015, in connection with the execution of the Merger Agreement, the Funds entered into a Voting and Support Agreement (the “Voting Agreement”) with the Issuer and Meredith, pursuant to the terms of which the Funds agreed (i) to vote the shares of Voting Common Stock held by them in favor of the transactions contemplated by, and to take certain actions in furtherance of, the Merger Agreement, (ii) to vote the shares of Voting Common Stock held by them against any competing transactions and (iii) to not transfer, except in compliance with the Voting Agreement, any of the Voting Common Stock held by them prior to the earlier of the termination of the Voting Agreement and the date the transactions contemplated by the Merger Agreement are approved by the shareholders of the Issuer. The Voting Agreement terminates upon the earlier to occur of (i) the effective time of the Meredith Merger, or (ii) the termination of the Merger Agreement in accordance with its terms, except that the Voting Agreement requires the Funds to vote any shares of Voting Common Stock then held by them against an alternative acquisition proposal for a period of 180 days after termination of the Merger Agreement.

The foregoing description of the Voting Agreement is a summary and is qualified in its entirety by reference to the full text of such agreement. The Voting Agreement was filed as Exhibit 10.1 to Meredith’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 9, 2015, and is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer
The third paragraph of the response set forth in Item 5 of the Schedule 13D is hereby amended and restated as follows:

The percentage calculations herein are based on 127,707,602 shares outstanding as of August 31, 2015, as disclosed in the Merger Agreement, which is filed as Exhibit 2.1 to Meredith’s current report on Form 8-K filed with the SEC on September 9, 2015.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response set forth in Item 6 of Schedule 13D is amended and supplemented by adding the following:

The Funds have agreed to support the transactions contemplated by the Merger Agreement by entry into the Voting Agreement, which is described in Item 4 above.  The disclosures contained in Item 4 of this Amendment are incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1
Voting and Support Agreement, dated as of September 7, 2015, by and among Media General, Inc., Meredith Corporation, Standard General Fund L.P. and Standard General Communications LLC, incorporated herein by reference to Exhibit 10.1 to Meredith Corporation’s current report on Form 8-K filed with the U.S. Securities and Exchange Commission on September 9, 2015.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date:  September 10, 2015

STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL COMMUNICATIONS LLC

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

/s/ Soohyung Kim
Soohyung Kim